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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RiverRock Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3200 Southwest Freeway, Suite 3120
(No. and Street)

Houston	TX	77027
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Krista R. Fuller, CCO — (713) 375-1301
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – *if individual, state last, first, middle name*)

7501 Wisconsin Ave., Ste 400E	Bethesda	MD	20814-6583
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Krista R. Fuller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RiverRock Securities, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None


BRYAN ALLEN RODRIGUEZ
Notary Public, State of Texas
My Commission Expires
January 29, 2019

Signature

Chief Compliance Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RiverRock Securities, LLC

(A wholly-Owned Subsidiary of Renegade Capital GP, LLC)

Financial Statements (with supplementary information) and Report of Independent Registered Public Accounting Firm

December 31, 2015

INDEX TO FINANCIAL STATEMENTS

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
RiverRock Securities, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of RiverRock Securities, LLC as of December 31, 2015 and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of RiverRock Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RiverRock Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of RiverRock Securities, LLC's financial statements. The supplemental information is the responsibility of RiverRock Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information on Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

Bethesda, Maryland
February 19, 2016

RiverRock Securities, LLC
(A Wholly-Owned Subsidiary of Renegade Capital GP, LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2015

ASSETS

Assets:		
Cash and cash equivalents	$	22,282
Prepaid expenses		9,327
Total assets	$	31,609

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	8,042
Total liabilities		8,042
Member's equity		23,567
Total liabilities and member's equity	$	31,609

See accompanying notes to the financial statements.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Commission income	$	118,759
Retainer fees		22,500
Total revenues		141,259
Expenses:		
Legal, accounting and regulatory fees		75,479
Commission expense		59,254
General and administrative		39,515
Total expenses		174,248
Interest income		4
Net loss	$	(32,985)

See accompanying notes to the financial statements.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity	Accumulated Deficit	Total Member's Equity
Balance - December 31, 2014	$ 564,339	$ (532,787)	$ 31,552
Capital Contributions	25,000	-	25,000
Net loss	-	(32,985)	(32,985)
Balance - December 31, 2015	$ 589,339	$ (565,772)	$ 23,567

See accompanying notes to the financial statements.

RiverRock Securities, LLC
(A Wholly-Owned Subsidiary of Renegade Capital GP, LLC)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2015

Net loss	$	(32,985)
Adjustments to reconcile net loss to net cash used in operating activities		
Change in assets and liabilities:		
Decrease in prepaid expenses		6,093
Decrease in accounts payable		(1,269)
Decrease in accrued expenses		(458)
Net cash used in operating activities		(28,619)
Cash flows from financing activities:		
Capital contributions		25,000
Net cash provided by financing activities		25,000
Net decrease in cash and cash equivalents		(3,619)
Cash and cash equivalents, at beginning of year		25,901
Cash and cash equivalents, at end of year	$	22,282

See accompanying notes to the financial statements.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
NOTES TO FINANCIAL STATEMENTS

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. <u>Organization and Nature of Operations</u>

RiverRock Securities, LLC (the "Company") was incorporated in Delaware on April 13, 2008. The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a FINRA-Member. The Company was established to partner with third party fund marketers, merchant banks and independent investment bankers on private placements and other investment banking advisory services. The Company is 100% owned by its sole member, Renegade Capital GP, LLC (the "Parent"). The Parent has the intent and ability to fund the Company's operations and maintain regulatory net capital through December 31, 2016.

2. <u>Cash Equivalents</u>

The Company considers all money market accounts, time deposits, and certificates of deposits purchased with original maturities of three months or less to be cash equivalents.

3. <u>Income Taxes</u>

As a limited liability company, no provision for federal income taxes has been made in the Company's financial statements as the Company is a disregarded entity for income tax purposes and is not subject to federal income tax. The results of operations are included in the tax returns of the member. Certain transactions of the Company may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Accordingly, the net income or loss of the Company and the resulting balances in member's equity accounts reported for income tax purposes may differ from balances reported for those same items in the accompanying financial statements. The Company's 2012, 2013, and 2014 tax returns and the amount of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the member would be changed accordingly. The Company is not aware of any uncertain tax positions at December 31, 2015.

4. <u>Revenue Recognition</u>

The Company derives its revenue from customers that contract the Company to find suitable investors to invest in customer funds/investments. The Company earns a monthly retainer fee for this service and a placement fee based upon a percentage of the capital raised if an investment is placed. The Company, in turn, contracts registered representatives to find suitable investors for the customers and pays the registered representative approximately 90% of all monthly retainers received from the customers.

5. <u>Use of Estimates</u>

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE B – RELATED PARTY TRANSACTIONS

In 2015, the Company received $25,000 in capital contributions from the Parent.

The Company has an office and administrative agreement with RiverRock Management Company, LLC, a wholly-owned subsidiary of the Parent. During the year ended December 31, 2015, the Company paid $36,704 to the related party under this office and administrative agreement which included use of personnel, office space and other office expenses, which are included in general and administrative on the statement of operations.

In 2015, the Company earned commissions totaling $63,759 on private placements of related party investment funds.

NOTE C – MINIMUM NET CAPITAL AND AGGREGATE INDEBTEDNESS REQUIREMENT

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital balance of $5,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, as defined under such rule. At December 31, 2015, the Company was in compliance with $9,240 in excess net capital. The Company's ratio of aggregate indebtedness to net capital was .56 to 1 at December 31, 2015 which was less than the maximum ratio of 15 to 1.

NOTE D – CONCENTRATION OF CUSTOMER RISK

Six customers comprise all of the revenue recognized in 2015 by the Company, with the largest customer representing 27% of revenue. However, customer accounts typically are collected within 90 days and, as of December 31, 2015, the Company's trade receivable balance is $0, limiting credit risk.

NOTE E – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 19, 2016, the date which the financial statements were available to be issued. No events or transactions have occurred subsequent to the balance sheet date other than those that have already been discussed that might require recognition or disclosure in the financial statements.

RiverRock Securities, LLC
(A Wholly-Owned Subsidiary of Renegade Capital GP, LLC)
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION TO THE DECEMBER 31, 2015 UNAUDITED FOCUS REPORT PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of December 31, 2015

Computation of Net Capital:		
Total member's equity (from Statement of Changes in Member's Equity)	$	23,567
Nonallowable assets:		
Prepaid expenses		9,327
Net Capital	$	14,240
Computation of Aggregate Indebtedness:		
Total aggregate indebtedness		
Accounts payable and accrued expenses	$	8,042
Total aggregate indebtedness	$	8,042
Computation of Basic Net Capital Requirements:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	536
Minimum dollar net capital requirement	$	5,000
Net capital requirement (greater of above amounts)	$	5,000
Excess net capital	$	9,240
Percentage of aggregate indebtedness to net capital		56.47%

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

RIVERROCK SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF RENEGADE CAPITAL GP, LLC)
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

COHN REZNICK

ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Managing Member
RiverRock Securities, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) RiverRock Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.


CohnReznick LLP

Bethesda, Maryland
February 19, 2016


RIVERROCK

RiverRock Securities, LLC
Krista R. Fuller
General Counsel / CCO
kfuller@riverrocksecurites.com

RiverRock Securities, LLC's Exemption Report

RiverRock Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.1 7a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.1 7a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k): (2) (i)
2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

RiverRock Securities, LLC

I, Krista R. Fuller, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct as of the date listed above.

Signed this 19th day of February, 2016.

Krista R. Fuller
Chief Compliance Officer

3200 Southwest Freeway, Suite 3120 • Houston, Texas 77027
Phone: (713) 375-1300 • Fax: (832) 550-2929